SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                        PURSUANT to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        Press Release dated July 19, 1999

                               Alexa Ventures Inc.
                              ---------------------
                           (Exact name of Registrant)

                       818 Erie St. Stratford, ON N4Z 1A2
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X|  No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Alexa Ventures Inc.



Date:  July 19, 1999                    /s/ Gerry A. Racicot
                                        ---------------------
                                        Mr. Gerry A. Racicot
                                        President